Form C

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Cover Page

Name of issuer:

Perkins Crossing LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

MO

Date of organization:

5/28/2026

Physical address of issuer:

77 Glen Oaks Drive
Blue Eye, MO 65611

Website of issuer:

https://perkinscrossing.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☑ Debt
☐ Other

Target number of securities to be offered:

50,000

Price:

$1.00

Minimum investment: Manage fundraise

$100.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,220,600.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$6,300.00	$0.00
Cash & Cash Equivalents:	$6,300.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($464.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Perkins Crossing LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Debra K. Raymer Perkins	Co-Founder	Estate Planning Strategist Pro	2026
John Perkins	Co-Founder and President	Shield & Buckler, LLC	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Debra K. Raymer Perkins	President	2026
John Perkins	Vice President	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Debra K. Raymer Perkins	50%+
John Perkins	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> The company has very limited cash reserves and will require substantial additional funding to develop and operate its business. The funds raised in this offering may not be sufficient to achieve the company's business objectives, and the company does not have any contracts or commitments for additional funding. There can be no assurance that additional financing will be available on acceptable terms, if at all. The inability to obtain additional capital will restrict the company's ability to purchase necessary equipment, hire qualified personnel, market its services, or respond to competitive pressures. If the company is unable to obtain additional financing when needed, it will likely be required to curtail its operations, delay or abandon its business plans, or cease operations entirely, resulting in a total loss of investment.

> The company's business is particularly vulnerable to economic downturns, recessions, inflation and periods of reduced consumer confidence. Leisure travel, dining out, agritourism activities, flowers and classes are largely discretionary expenditures that consumers typically reduce or eliminate during economic uncertainty. Factors such as rising unemployment, declining household income, higher fuel prices or general economic pessimism could reduce both tourism through the region and local residents' spending at the farm. The company's limited financial resources provide little cushion to weather extended periods of reduced demand. Inflation in food, labor, feed, fuel and other costs may outpace the company's ability to raise prices, particularly given its emphasis on affordable offerings, and could result in insufficient revenue to cover fixed operating costs and note payments, potentially forcing the company to cease operations.

> Perkins Crossing LLC's operations will depend on the timely availability and cost of seed, plants, soil amendments, livestock feed and hay, food and beverage supplies, fuel, construction materials for its building and site work, and farm and food-service equipment. Prices for these inputs can be volatile, and supply may be disrupted by weather, drought, supplier failures, transportation delays or broader economic events. The company's Phase 1 budget is based on management's estimates and current quotes, and actual costs may be higher. The company's small size and limited purchasing power may make it difficult to obtain favorable terms or priority access to supplies during shortages. The company also expects to rely on certain equipment contributed by its owners, and breakdowns of that equipment, the food trailer or other key equipment could require repair or replacement costs that are not budgeted. Increases in input costs may not be fully passed on to customers, particularly given the company's emphasis on low-cost items and free amenities, and could reduce profitability.

> The company's business is heavily dependent on tourism in the Branson–Table Rock Lake corridor and on visits from residents of nearby markets, including Springfield, Missouri, Harrison, Arkansas, and the Rogers–Bentonville–Fayetteville region of Northwest Arkansas. Tourism in the region may decline because of economic conditions, fuel prices, changes in the popularity of area attractions, public health events, severe weather or other factors outside the company's control. The company will operate from a single location and relies heavily on its visibility and access from State Highway 86. Road construction, changes in traffic patterns, changes to access or signage, or the opening of competing routes or destinations could reduce the number of potential visitors passing the property. Because all of the company's operations will be concentrated at one site in one region, any of these factors could materially and adversely affect the company's revenue.

> The company's agricultural and agritourism operations are highly seasonal and weather-dependent. Crops such as flowers, sweet corn and pumpkins may be damaged or destroyed by drought, flooding, hail, frost, extreme heat, pests or disease, and the rugged, rocky terrain of southern Stone County may limit the acreage suitable for crop production and reduce yields. U-pick activities, seasonal events and other outdoor experiences depend heavily on favorable weather, particularly on weekends during short peak seasons; rain or extreme temperatures during a peak period, such as the fall pumpkin season, could materially reduce annual revenue. Although the company intends to diversify across multiple crops, livestock, food service and classes, a single weather event or adverse season could affect several revenue streams at once. Winter revenue is expected to depend largely on Perkins Porch and classes. These seasonal patterns will result in uneven cash flow throughout the year while fixed operating expenses and note payments continue, and failure to maintain sufficient cash reserves during slow periods could result in an inability to meet financial obligations.

> The company's livestock operation is subject to risks specific to raising animals. The Katahdin hair sheep flock will take time to establish and breed, and management does not expect the first lamb sales until November 2027. The flock may be affected by disease, parasites, predators, lambing losses, injuries, drought-related feed shortages or increases in feed and hay prices, any of which could reduce or delay livestock revenue or increase costs. Lamb prices may fluctuate based on market conditions outside the company's control. Because the flock is also expected to contribute to pasture management and the visitor experience, problems with the flock could affect other parts of the business.

> The securities being offered are structured as a Simple Loan, which represents an unsecured debt obligation of the company. The company's ability to repay the loan principal and any interest will depend entirely on its ability to generate sufficient cash flow from operations or to secure additional financing. Given the company's limited operating history, very limited cash reserves, and uncertain revenue prospects, there is substantial risk that the company will be unable to repay the loan when due. As an unsecured creditor, investors will have no collateral or security interest in any company assets and will be subordinate to any secured creditors. In the event of the company's bankruptcy or insolvency, investors may receive little or no recovery on their investment. The company may also lack sufficient assets to satisfy the loan obligation even if investors were to obtain a judgment. Investors should be prepared for the possibility of receiving no repayment and losing their entire investment.

> An investment in these securities is highly illiquid and should be considered a long-term investment with an indefinite holding period. There is no public market for the securities, and none is expected to develop. The securities have not been registered under the Securities Act of 1933 or any state securities laws and may not be resold unless they are registered or an exemption from registration is available. Under Regulation Crowdfunding, investors are generally prohibited from reselling the securities for one year from the date of

purchase except in very limited circumstances. Even after the one-year holding period, investors will likely have no practical means of selling the securities. The company has no obligation to facilitate a secondary market, repurchase the securities, or register the securities for resale. Investors must be prepared to hold the securities indefinitely and should not invest funds that they may need for other purposes.

Debra K. Raymer Perkins and John Perkins are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The company expects to depend heavily on Perkins Porch, a single mobile food trailer, during its early operations. Management's model projects that Perkins Porch will produce approximately 60% of the company's gross profit in 2027 and will help cover costs, including livestock feed, for approximately the first 18 months while other revenue streams develop; its projected share of gross profit is not expected to fall below half until 2029. Any interruption in the food trailer's operations, including equipment failure, loss or delay of health permits, a food-safety incident, staffing shortages, rising food costs or lower-than-expected customer demand, could materially reduce the company's revenue and cash flow and impair its ability to support its other operations and make payments on the notes. If the company's other revenue streams take longer to mature than projected, the company will remain dependent on the food trailer for longer than anticipated.

Perkins Crossing LLC was organized in May 2026 and has no operating history. The company intends to develop and operate a working farm and agritourism destination on an approximately 69.5-acre property on State Highway 86 near Blue Eye, Missouri, in the Branson–Table Rock Lake corridor. Its initial ("Phase 1") plan combines six revenue streams on a single property: a food trailer serving breakfast and lunch ("Perkins Porch"), U-pick flowers, sweet corn, a pumpkin patch, a commercial Katahdin hair sheep flock, and on-farm and online classes and workshops. None of these revenue streams is currently operating, and the company's model of combining crop production, livestock, food service, education and free-admission agritourism has not been tested at this location. The company's financial projections, including projected gross sales of approximately $511,000 in 2027, $730,000 in 2028 and $811,000 in 2029, are management estimates based on assumptions about visitor counts, per-visitor spending, pricing, crop yields, livestock production and costs. They are not guarantees of future performance, and actual results may differ materially. Investors have no historical performance data upon which to evaluate the company's prospects. If the business model fails to gain traction, the company may be unable to generate sufficient revenue to make payments on the notes and could fail entirely, resulting in a total loss of investment.

Perkins Crossing LLC plans to operate several distinct lines of business—food service, crop production, livestock, U-pick agritourism and education—each requiring different skills, equipment, permits, staffing and operating processes. At the same time, the company must close on the purchase of the property, complete site work (including the entrance, gravel parking, well and septic system), construct a 40' × 60' multipurpose farm building, and acquire vehicles and equipment. The company plans to launch its revenue streams in stages, with Perkins Porch projected to open within approximately 30 days of funding and all six Phase 1 revenue streams projected to be active by the end of the first full year of operation. Delays in property closing, permitting, construction, equipment delivery, planting schedules or hiring could delay the launch of one or more revenue streams and defer revenue the company's projections depend on. The company's small size and limited resources may make it difficult to manage these simultaneous demands, and failures in execution could result in cost overruns, delays, a poor visitor experience and damage to the company's reputation.

The Branson–Table Rock Lake region has a large number of established tourism attractions, entertainment venues, restaurants and outdoor recreation destinations that compete for visitors' limited time and discretionary spending, including other farms offering pumpkin patches, U-pick produce, farm markets and seasonal festivals. Many of these competitors have greater financial resources, longer operating histories, established customer bases, larger marketing budgets and stronger brand recognition. Perkins Porch will compete with restaurants, coffee shops and convenience stores serving the same highway traffic. The company's online classes and workshops will compete with a large volume of free and paid instructional content, and its lamb sales will compete with established producers in a market where prices are influenced by broader commodity conditions. If the company is unable to compete effectively on experience, price, quality or reputation, it may fail to attract and retain customers, resulting in insufficient revenue to sustain operations.

Perkins Crossing LLC currently has one employee. Its strategy, financial planning and day-to-day operations depend substantially on its two directors, John Perkins and Debra K. Raymer Perkins, and on members of the Perkins family who are expected to fill roles in agriculture, livestock management, food service, hospitality, education, construction, marketing and bookkeeping. The directors currently report principal employment with other organizations and may not devote their full time to the company. Family members who are expected to contribute to the business may not be employees of the company, may not be bound by employment or service agreements, and may be unable or unwilling to continue in their anticipated roles. The loss of the services of either director, or of several family members, due to illness, injury, death, departure or family circumstances could materially and adversely affect the company's ability to operate. The company does not maintain key person life insurance. Because the company is family-owned and operated, decisions regarding roles, compensation and transactions with family members, including the owners' contribution of farm equipment to the company, may not be negotiated at arm's length, and the interests of the family may not always align with those of noteholders. The company's plan to transfer operational knowledge and responsibility to younger family members over time may not succeed.

The company's business involves inviting members of the public, including children, older adults and people with limited mobility, onto a working farm, which exposes Perkins Crossing LLC to significant liability risks. Visitors could be injured by uneven terrain, farm equipment, vehicles, livestock, insects (including bees from hives the company expects to host for pollination), weather conditions or activities such as U-pick harvesting, classes, festivals and other events. The company's food trailer and any other food it sells expose it to claims relating to foodborne illness or allergens, and contact between visitors and livestock may create risks of injury or animal-borne illness. The company's free-admission, open-access model may increase the number of people on the property and the difficulty of supervising them. The company may not maintain adequate insurance coverage to protect against all potential liabilities, and insurance may not be available on commercially reasonable terms or at all. Even claims that are ultimately determined to be without merit could result in significant legal defense costs and reputational damage. A substantial judgment or settlement that exceeds the company's insurance coverage or financial resources could force the company to cease operations.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, Perkins Crossing LLC expects to use proceeds approximately as follows: 57% Farm Land Acquisition, 16% Food Trailer and Farm Vehicles, 4% Starter Hair Sheep Breeding Flock, 15.1% Working Capital and Contingency Reserve, and 7.9% Wefunder fee and related offering expenses. Management intends to prioritize land acquisition and the food trailer but may adjust allocations based on actual costs, financing availability, and operational needs.

If we raise: **$1,220,600**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Perkins Crossing LLC expects to use proceeds approximately as follows: 45% Farm Land Acquisition, 18% Shop Building and Site Infrastructure, 11% Vehicles, Trailer, and Field Equipment, 2% Hair Sheep Breeding Flock, 16.1% Working Capital and Contingency Reserve, and 7.9% Wefunder fee and related offering expenses. Management expects to deploy proceeds across all six revenue streams by February 2027 but may adjust category allocations based on actual costs, sequencing, and market conditions.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would

require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. Each note will accrue interest at a rate of 10% (non-compounding, calculated on the basis of a 365-day year and the actual number of days elapsed) and the company will make interest payments to the investor annually, starting June 1, 2027. Each note will have the maturity date 84 months from the Effective Date of the note. The company will pay the outstanding principal amount of each note and all unpaid accrued interest on the maturity date. The company may prepay principal and interest at any time.

The notes do not provide investors with any voting rights in the company.

The form of the notes is provided in Appendix B, Investor Contracts. The form of the notes is Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

N/A: no voting rights

16. How may the terms of the securities being offered be modified?

The terms of the notes cannot be amended.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the

securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

N/A

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18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These types of changes could limit the Investor's economic rights by causing the Company to pay off the notes the Investor has purchased before their maturity, thereby reducing the aggregate interest paid on the notes to the Investor.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

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19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

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20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the principal unitholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal unitholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal unitholder(s) may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal unitholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal unitholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal unitholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal unitholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The principal unitholder(s) have the right to redeem their securities at any time. The principal unitholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal unitholder(s) may affect the value of the Company and/or its viability.

Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

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21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

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22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes will likely hold a minority position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

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23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

Issuer Repurchase of Securities/Prepayment of Notes. The Company has the right to repay principal and interest on the promissory notes at any time prior to the maturity date. If the Company repays principal and interest on the notes early, Investor will receive fewer interest payments than expected at purchase.

A sale of the issuer or of assets of the issuer. As a noteholder with no voting rights, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the management of the Company to manage the Company so as to maximize value for unitholders and ensure full payment of noteholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the management of the Company. If the management of the Company authorizes a sale of all or a part of

the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investor and other noteholders.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Perkins Crossing, LLC intends to operate as a family farm and agritourism enterprise, with planned activities encompassing you-pick produce, farm retail operations, a mobile breakfast trailer, educational workshops, sheep farming, and seasonal events. Its target customers primarily consist of local residents and tourists visiting the Branson and Table Rock Lake areas.

We are an early-stage company and are currently operating at approximately break-even, with no material positive or negative cash flows from operations in recent periods. There can be no assurance that this break-even performance will continue in future periods.

As of September 30, 2026, we had cash and cash equivalents of approximately $6,300.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of September 30, 2026, our total assets were $6,300 and our current and non-current liabilities, as reflected in available financial statement fields, were $0.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of September 30, 2026, we had cash and cash equivalents of approximately $6,300.

Based on our current operations, we are operating at approximately break-even, with monthly net cash flow of approximately $0.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years. The Company has primarily been funded through

$6,300 in capital contributions from the founding team.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to for initial startup costs and building out the first location. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Debra K. Raymer Perkins**, certify that:

(1) the financial statements of Perkins Crossing LLC included in this Form are true and complete in all material respects; and

(2) the financial information of Perkins Crossing LLC included in this Form reflects accurately the information reported on the tax return for Perkins Crossing LLC filed for the most recently completed fiscal year.

Debra K. Raymer Perkins

Debra K. Raymer Perkins
Co-Founder

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://perkinscrossing.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Perkins Crossing Promissory Note 2026

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Debra K. Raymer Perkins
- John Perkins

Appendix E: Supporting Documents

- Attachment #24764

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
    Perkins Crossing Promissory Note 2026
Appendix C: Financial Statements
    Financials 1
Appendix D: Director & Officer Work History
    Debra K. Raymer Perkins
    John Perkins
Appendix E: Supporting Documents
    Attachment #24764

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the** Wefunder Listing Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Perkins Crossing LLC

By

DK Raymer Perkins

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

John Perkins

Operations Manager/Co-founder
10/12/2026

DK Raymer Perkins

Founder
10/12/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.